UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of report: March 22, 2023

Worthy Property Bonds, Inc.

(Exact name of issuer as specified in its charter)

86-3192320

(I.R.S. Employer Identification Number)

11175 Cicero Drive, Suite 100, Alpharetta, Georgia 30022

(Full mailing address of principal executive office)

(678) 646-6791 ext. 7803

(Issuer’s telephone number, including area code)

Item 3(a). Material Modification to Rights of Securityholders

The Company has approved an increase in the interest rate of Worthy Property Bonds to 5.5% per annum, to become effective April 1, 2023.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Form 1-U to be signed on its behalf by the undersigned, thereunto duly organized.

Worthy Property Bonds, Inc.

March 22, 2023	By:	/s/ Dara Albright
Dara Albright Chief Executive Officer, principal executive officer

Pursuant to the requirements of Regulation A, this Form 1-U has been signed by the following persons in the capacities and on the date indicated.

March 22, 2023	By:	/s/ Dara Albright
Dara Albright President, Chief Executive Officer, Chief Marketing Officer and Director

March 22, 2023	By:	/s/ Sally Outlaw
Sally Outlaw Director

March 22, 2023	By:	/s/ Alan Jacobs
Alan Jacobs Treasurer (Chief Financial Officer), Secretary and Director